UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 15, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made pursuant to 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (which requires any issuer listed on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

I.	Overview of the connected transaction

On 15 January 2009, 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”) (as the principal), 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the “Finance Company”) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement (the “Entrusted Loan Agreement”) in Shanghai, pursuant to which, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company.

CEA Holding, holding 59.67% of the Company’s entire share capital, is the controlling shareholder and a connected person of the Company. Since CEA Holding is also the controlling shareholder of the Finance Company, the Finance Company is a connected person of the Company. Pursuant to the Listing Rules of the Shanghai Stock Exchange (“SSE Listing Rules”), this transaction constitutes a connected transaction of the Company.

This transaction has been considered by the 19th ordinary meeting of the 5th board of directors of the Company (“Directors”) and has been unanimously approved by all the independent Directors by means of written consent. The connected Directors have abstained from voting.

II.	Information of the connected parties

The Company is incorporated in the People’s Republic of China (the “PRC”) with limited liability, whose legal representative is Mr. Li Fenghua. Its H shares, A shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange respectively. It primarily engages in civil aviation services.

On 11 October 2002, CEA Holding was established after its predecessor 東方航空集團公司 (Eastern Air Holding Company) having merged and restructured with the former 中國西北航空公司 (China Northwest Airlines Corporation) and the former 雲南航空公司 (Yunnan Airlines Corporation). CEA Holding is a state-owned enterprise with registered capital of RMB2,558,441,000. Its legal representative is Mr. Li Fenghua and its registered address is 2550 Hongqiao Road, Shanghai. Its approved scope of business is to manage all the state-owned assets and state-owned equity interests invested by the state in CEA Holding and its invested enterprises. The total assets of CEA Holding was approximately RMB73.6 billion as at the end of 2007, and its net profit for 2007 was approximately RMB686 million.

The Finance Company is a limited liability company incorporated in the PRC with the registered capital of RMB400 million. The legal representative of the Finance Company is Mr. Cao Jianxiong, and its registered address is 2550 Hongqiao Road, Shanghai. The Finance Company is 53.75% owned by CEA Holding, 25% owned by the Company and 21.25% owned by 上海東方旅遊投資集團有限公司 (Shanghai Oriental Travel Investment Group Co., Ltd) and others. The scope of business of the Finance Company mainly includes provision of finance services and financing consultancy services to its member companies, provision of credit verification and related consultancy and agency services to its member companies; provision of assistance to its member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to its member companies as well as dealing with entrusted loans and entrusted investments among its member companies; provision of draft acceptance and discounting services to its member companies; provision of intra-group transfer and settlement services to its member companies and planning of clearing and settlement scheme; provision of its deposit services to its member companies; provision of loans and finance leasing services to member companies; provision of counterpart loans; issue of bonds of the Finance Company upon approval; underwriting of corporate bonds of its member companies; making equity investments in financial institutions; and making investments in marketable securities.

III.	Basic information of the connected transaction

According to the Entrusted Loan Agreement, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company for a term of 6 months commencing from the date of signing of the Entrusted Loan Agreement. The loan will be used only as working capital, with the interest rate to be 4.374%, 10% below the bench rate published by the People’s Bank of China on the drawdown date. The loan will be provided to the Company by six tranches and the interest will be calculated from the respective drawdown dates. The Company will repay its loan interest in cash quarterly, mainly funding from the sales revenue of the Company. The Company has not provided any security over its assets for the loan. The Company will be entitled to request an extension to the loan after having obtained the consent of CEA Holding, which request should be made in writing 15 days prior to the maturity date of the Entrusted Loan Agreement. The Finance Company shall bear joint liabilities as a guarantor for the loan, and the Company shall pay the relevant expenses and taxes to the Finance Company.

IV.	Purpose of the connected transaction and the impact to the Company

The entrusted loan is the financial assistance to the Company provided by CEA Holding, the controlling shareholder of the Company. The purpose of the loan is to reduce the Company’s burden of inadequate working capital in a short term and to reduce financial cost of the Company. The entrusted loan is granted with the most favorable interest rate in the current domestic financial market, which is more favorable than the normal commercial terms available to the Company. The board of Directors believes that the entrusted loan will enhance the cash flow of the Company, reduce capital pressure of the Company and, accordingly, help to improve the continuing operation capability of the Company. The loan will be mainly used to replenish the working capital of the Company.

V.	Independent Directors’ Opinion

According to the SSE Listing Rules, the entrusted loan constitutes a connected transaction of the Company, and it may affect the interest of the minority shareholders of the Company. Hence, the independent Directors of the Company need to issue opinions in this regard.

The Company has delivered to the independent Directors relevant information on the entrusted loan.

Based the information above and on the independent judgments, the Independent Directors reached their opinions as follows:

1.
When voting by way of written consent, the affiliated directors Mr. Li Jun and Mr. Luo Chaogeng have abstained from voting according to relevant regulations. The resolution was considered and approved by independent Directors, and the voting procedures were in compliance with the relevant requirements of the laws and regulations, the articles of association of the Company and the rules and procedures of the board of directors.

2.
The transaction constitutes provision of the financial assistance by the controlling shareholder to the listed company on the terms more favorable than normal commercial terms available to the Company. It will help to relieve the difficulties for the shortage of working capital of the Company in the short term and reduce the financial cost of the Company, and is in the interest of the Company and all shareholders as a whole.

VI.	Documents available for inspection

1. The resolutions of the board of directors and the minutes signed by the Directors;

2. Independent Directors’ opinion signed by the independent Directors;

3. The Entrusted Loan Agreement.

By order of the board of Directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
15 January 2009